CUSIP No. 648904200                                           Page 1 of 9 Pages




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D-A
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 3)[1]

                       NEW WORLD RESTAURANT GROUP, INC.,
                f/k/a NEW WORLD COFFEE - MANHATTAN BAGEL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   648904200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

William J. Nimmo                    Joshua A. Leuchtenburg, Esq.
Halpern Denny III, L.P.             Reboul, MacMurray, Hewitt &
500 Boylston Street                 Maynard
Suite 1880                          45 Rockefeller Plaza
Boston, Massachusetts 02116         New York, New York  10111
Tel.  (617) 536-6602                Tel. (212) 841-5700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
--------------
     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 648904200                                           Page 2 of 9 Pages


                          November 8, 2002
--------------------------------------------------------------------------------

            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

1)   Name of Reporting Person                         Halpern Denny
     I.R.S. Identification                            III, L.P.
     No. of Above Person
     (If an Entity)                                   04-3501525
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                           (a) [x]
     if a Member of a Group                              (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                                      OO
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                                 Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                      Delaware
--------------------------------------------------------------------------------
Number of                           7)  Sole Voting
Shares Beneficially                     Power                      -0-
Owned by Each
Reporting Person
With                                --------------------------------------------
                                    8)   Shared Voting      23,265,107 shares of
                                         Power                Common Stock
                                    --------------------------------------------
                                    9)   Sole Disposi-              -0-
                                         tive Power
                                    --------------------------------------------
                                    10)  Shared Dis-        23,265,107 shares of
                                         positive Power       Common Stock


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CUSIP No. 648904200                                           Page 3 of 9 Pages


11)  Aggregate Amount Beneficially                 23,265,107 shares of
     Owned by Each Reporting Person                Common Stock
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                   55.89%[2]
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                            PN



-------------------
     2Includes shares of Common Stock issuable to Halpern Denny III, L.P. upon exercise of its warrants, but does not include any other shares issuable upon exercise of warrants issued in the transaction described herein.

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CUSIP No. 648904200                                           Page 4 of 9 Pages


1)   Name of Reporting Person                         Halpern Denny &
     I.R.S. Identification                            Company V, L.L.C.
     No. of Above Person
     (If an Entity)                                   04-3501523
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                                     (a) [x]
     if a Member of a Group                                        (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                                      OO
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                                 Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                       Delaware
--------------------------------------------------------------------------------
Number of                          7)   Sole Voting
Shares Beneficially                     Power                      -0-
Owned by Each
Reporting Person
With                               ---------------------------------------------
                                   8)   Shared Voting       23,265,107 shares of
                                        Power               Common Stock
                                   ---------------------------------------------
                                   9)   Sole Disposi-
                                        tive Power                 -0-
                                   ---------------------------------------------
                                   10)  Shared Dis-         23,265,107 shares of
                                        positive Power      Common Stock
                                   ---------------------------------------------
11)  Aggregate Amount Beneficially                 23,265,107 shares of
     Owned by Each Reporting Person                Common Stock
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------

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CUSIP No. 648904200                                           Page 5 of 9 Pages

13)  Percent of Class
     Represented by                                             55.89%[3]
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                                        OO





---------------------
     3Includes shares of Common Stock issuable to Halpern Denny III, L.P. upon exercise of its warrants, but does not include any other shares issuable upon exercise of warrants issued in the transaction described herein.

CUSIP No. 648904200                                           Page 6 of 9 Pages


                                 Schedule 13D-A
                                ----------------

Item 1.  Security and Issuer.
         -------------------

          This Amendment No. 3 (the "Schedule 13D Amendment 3") amends Schedule 13D, which was originally filed on February 1, 2001 ("Original Schedule 13D") and amended by Amendment No. 1 to Schedule 13D on April 6, 2001 ("Schedule 13D Amendment 1") and Amendment No. 2 to Schedule 13D on June 25, 2001 ("Schedule 13 D Amendment 2"). Terms defined in the Original Schedule 13D, as amended by
Schedule 13D Amendment 1 and Schedule 13D Amendment 2, are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          HD III exercised its right to purchase 27,141,454 shares of Common Stock at a price of $.01 per share pursuant to the Warrants (as defined in Item 4 of Schedule 13D Amendment 2). The aggregate exercise price of the Common Stock when the Warrants were exercised was $271,141.54. Pursuant to the terms of the Warrants, rather than paying the exercise price in cash, HD III used 3,877,347 shares of Common Stock that would have been otherwise issuable under the Warrants as payment for the exercise price under the net exercise terms set forth in the Warrant, and therefore received an aggregate 23,264,107 shares of Common Stock. HD III continues to have the right to purchase 1,000 shares of Common Stock at a price of $.01 per share upon exercise of the remainder of the First Warrant (as defined in Item 4 of Schedule 13D Amendment 2). The aggregate purchase price of the Common Stock, if the remainder of the First Warrant is exercised in full, is $10.00.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          (a) As of the date hereof, HD III and the General Partner beneficially own an aggregate 23,265,107 shares (including 1,000 shares of Common Stock which HD III has the right to acquire upon exercise of the remainder of its Warrants) of Common Stock of New World, which constitutes approximately 55.89% of the 41,624,322 (see footnote on pages 3 and 5 above)

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CUSIP No. 648904200                                           Page 7 of 9 Pages

shares of Common Stock outstanding as of November 8, 2002 after giving effect to the issuance of the shares which HD III has the right to acquire upon exercise of the Warrant. Pursuant to the provisions of the Purchase Agreements and as previously described in the Original Schedule 13D, as amended by Schedule 13D Amendment 1 and Schedule 13D Amendment 2, HD III had the right to receive, and did receive, additional Warrants for 3,546,932 shares of Common Stock (the "Step-Up Warrants"). Pursuant to the terms of the Warrants and the Warrant Amendment providing for antidilution adjustments upon certain events, HD III received additional Warrants for 6,644,202 shares of Common Stock (the "Antidilution Warrants"). Therefore, immediately prior to the exercise of the Warrants described above, HD III and the General Partner beneficially owned an aggregate 27,142,454 shares of Common Stock of New World. As described in Item 3 herein, HD III paid the exercise price of the Warrants with 3,877,347 shares of Common Stock issuable under the Warrants pursuant to the net exercise provision of the Warrants.

          Each of the Step-Up Warrants and Antidilution Warrants are in the form attached hereto as Exhibit 99.1. The Step-Up Warrants were issued in the following amounts on the following dates: (1) Step-Up Warrants for 1,512,954 shares of Common Stock on January 18, 2002, (2) Step-Up Warrants for 252,012 shares of Common Stock on June 7, 2002, (3) Step-Up Warrants for 224,317 shares of Common Stock on June 19, 2002, and (4) Step-Up Warrants for 1,557,954 shares of Common Stock on June 30, 2002. The Antidilution Warrants were issued in the following amounts on the following dates: (1) Antidilution Warrants for 6,343,024 shares of Common Stock on September 15, 2002 and (2) Antidilution Warrants for 301,178 shares of Common Stock on September 15, 2002. Each of the Step-Up Warrants and the Antdilution Warrants have an exercise price of $.01 per share and terminate five years from the date of issuance.

          (b) Each of the managing members of the General Partner may be deemed to share the power to vote or direct the voting of and to dispose or to direct the disposition of the Common Stock owned by HD III. Each of the managing members of HD III disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he or she may own directly,

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CUSIP No. 648904200                                           Page 8 of 9 Pages

if any, or by virtue of his or her indirect pro rata interest, as a managing member of HD III.

          (c) Within the past 60 days, HD III has received warrants for an aggregate of 6,644,202 shares of Common Stock pursuant to the antidilution provisions of the Warrants as described in Item 5(a) above.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by HD III or the General Partner.

          (e) Not applicable.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit 99.1 - Form of Warrant

                                   Signature
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2002


                                                HALPERN DENNY III L.P.
                                                By: Halpern Denny & Company V,
                                                L.L.C, General Partner

                                                By /s/ William J. Nimmo
                                                  -----------------------------
                                                       Managing Member


                                                HALPERN DENNY & COMPANY V,
                                                L.L.C.


                                                By /s/ William J. Nimmo
                                                  -----------------------------
                                                       Managing Member